UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

For the semiannual period ended June 30, 2023.

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Florida	6500	38-4088423
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Larry Pino

Chief Executive Officer

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

Email: ljp@PinoLawGroup.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statement.

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company commenced operations by virtue of its issuance of 9,991 shares to the shareholders of, and merger with (the “Merger”), a Company affiliate, Tuscan Gardens Intermediate Fund, Inc. (“TGIF Inc.”).

As the result of the share exchange with the shareholders of and subsequent merger with TGIF Inc., the Company owns 100% of the non-voting, preferred membership interests in Tuscan Gardens of Venetia Bay, LLC, Tuscan Gardens of Palm Coast, LLC and Tuscan Gardens of Delray Beach, LLC, (collectively, the “TG Holdcos”) which commenced operations in November 2016, November 2018, and September 2020 respectively.

The Company has included financial and operational analysis of the TG Holdcos, and their underlying communities’ operations as part of this Analysis of Financial Condition and Results of Operations so that investors may have a fuller understanding of the TG Holdcos’ ability to pay dividends to the Company in connection with its non-voting preferred membership interests in the TG Holdcos. Investors should note that the Company is only entitled to a quarterly 8% dividend, payable only if the properties generate sufficient cash to distribute. As such the information about the TG Holdcos is only meant to provide insight into the TG Holdcos' ability to pay that dividend.

As a result the Company is providing the following discussion and analysis of financial condition and results of operations:

As outlined under the Company Structure section herein, the TG Holdcos each own 100% of their respective Propco’s and Opco’s. The Propco’s and Opco’s are known as “Obligors” under each TG Holdco’s tax exempt, non-recourse bond financing (“Bond Financing”). The Obligors are responsible for approximately $130,735,000 of non-recourse, debt under the Bond Financing as follows:

Tuscan Gardens of Venetia Bay	$35,510,000
Tuscan Gardens of Palm Coast	$43,775,000
Tuscan Gardens of Delray Beach	$52,750,000
Total	$132,035,000

The Company, as owner of Preferred Membership Interests in the TG Holdcos, is not responsible for any of the debt obligations of the Obligors. Furthermore, Tuscan Gardens Capital Partners, LLC (“TG Capital Partners”), as sole common voting member of each of the TG Holdcos, is not responsible for any portion of the Obligors non-recourse debt.

Tuscan Gardens of Venetia Bay Bond Financing

The interest rates and other terms under the Venetia Bay are reflected in the Official Statement which is available on the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) at https://emma.msrb.org/IssueView/Details/EA357818.

1

The interest rates range from 6.125% to 8.625%.

As of June 30, 2023, Venetia Bay was, as a continued result of the past devasting effects of COVID-19, in default of its Bond Financing due to insufficient free cash flow from operations and its resulting inability to pay semi-annual $1,195,419 interest, and $200,000 principal payments, occupancy requirements, cash on hand requirements, and other performance requirements. It should be noted that Venetia Bay was previously in default for non-payment of the October 1, 2021 semi-annual payment obligations, and that they were previously paid in full from reserve funds held by US Bank, as Master Trustee, but the October 1, 2021 semi-annual payment obligations were not paid on October 1, 2021, and remain unpaid at this time.

The Master Trustee posted a notice on EMMA on October 1, 2021 (https://emma.msrb.org/P21502791-P21163132-P21578096.pdf) outlining the details of all current defaults under the Venetia Bay Bond Financing, including inter alia the Obligated Group’s a) Failures to Make Payments Due on Obligations No. 1, No. 2 and No. 3 payments due for interest and principal, b) Failure to Make Payment of Interest Due on Series A Bonds and Series B Bonds, c) Failure to Make Payment of Principal Due on Series B Bonds, d) Failure to Make Payment of the Fees and Expenses of the Trustee, e) Failure to Restore the Debt Service Reserve Fund, f) Failure to Subordinate One-Half of Manager’s Fee, g) Failure to Maintain Long-Term Debt Service Coverage Ratio, h) Failure to Meet Days Cash on Hand Requirement, and i) Failure to Meet Occupancy Requirement.

Investors should note the following in their review of the VB Obligors December 31, 2020 audited financial statements:

1.	All unpaid interest has been accrued and reflected as current liabilities in each of the VB Obligors’ December 31, 2022 audited financial statements.

2.	As the VB Obligors have no obligation to replenish Debt Service Reserve Funds or other reserves, no further liability has been reflected.

3.	No claims have been made by the Master Trustee for acceleration or penalties, therefore any assessment of the probability that any such potential claims would be enforceable cannot be determined. Nonetheless, Investors should consider the possibility that the Master Trustee can pursue remedies including the full acceleration of amounts payable under the Bond Financing, and the possibility that such an acceleration, along with default interest to the greatest extent under law could result in a judgment in favor of the Master Trustee and an ensuing impairment, and potential 100% write-off of the Company’s investment in the VB Holdco.

Prospective investors are encouraged to read the more detailed disclosures as additional information published by the Obligated Group on EMMA regarding various operational and financial matters relative to the Venetia Bay Bondholders (https://emma.msrb.org/IssueView/Details/EA357818),

Since the foregoing amounts due are obligations of the TG Holdco, not the Company, and the Company does not produce combined nor consolidated financial statements, they are not reflected in Company financial statements, but are reflected in TG Holdco Balance Sheets under Bond Payable.

Should the aforementioned defaults remain uncured, the trustee, subject to prior approval by 60% of the Bondholders, would be fully within its rights to pursue foreclosure of the Venetia Bay property, which could ultimately result in the TG Holdco’s loss of the property and the Company’s loss of its investment in Tuscan Gardens of Venetia Bay, LLC. While discussions with Bondholders remain constructive, and tantamount to an informal forbearance of their claims for unpaid amounts due under the Bond Payable, investors should note that the Master Trustee has noticed a reservation of the rights of the majority (i.e. 60% of) Bondholders’ to direct the Master Trustee to i) make a distribution from various reserve accounts, and ii) exercise its rights and remedies as a consequence of the various defaults.

While there is no indication that the Bondholders wish to pursue foreclosure or take any action under such reservation of rights against the Obligated Group, investors should note that this remains a possibility and in the event of a foreclosure could ultimately result in the TG Holdco’s loss of the property and the Company’s loss of its investment in Tuscan Gardens of Venetia Bay, LLC.

2

The terms of the Venetia Bay Bond Financing provide the Master Trustee with various rights, including the ability to foreclose on and liquidate the property, there has been no formal or informal indication of such an intent. As such Management believes that the Master Trustee is operating under an informal forbearance, and that controlling bondholders share Management’s view that the ongoing improvement to operations, and potential for a HUD or other refinancing of the Venetia Bay Bond Financing represents the best opportunity for bondholder repayment.

This is further reinforced by ongoing operational improvements as indicated in the most recent financial statements for the month ending June 30, 2023, indicating 97.8% or 133 unit occupancy levels, representing an return to pre-COVID levels, and an increase of approximately 3.7% from its previous 94.1% unit occupancy levels, as indicated in the Company’s most recent 1-SA disclosure.

Management continues to explore opportunities for alternative financing at lower interest rates with money center banks and other capital sources, but at this time has yet to reach any definitive terms. While management believes that this refinancing or other strategic relationship will occur prior to December 31, 2023, investors should note that it remains prospective, and until and unless completed should use current Venetia Bay Bond Financing obligations for any determination of the VB Holdco’s ability to fund distributions to the Company under its preferred membership investment in the VB Holdco.

Details of the events of default can be found on the continuing disclosure section of the EMMA website https://emma.msrb.org/P31415187-P31100381-P31510240.pdf.

All of the Venetia Bay defaults that have been notice by the Trustee remain uncured.

Tuscan Gardens of Palm Coast Bond Financing

Unlike Tuscan Gardens of Venetia Bay, which has been operating for six years as of December 31, 2022 and therefore benefits from an established market presence and stabilized occupancy levels prior to, and now as a recovery from the effects of COVID, Tuscan Gardens of Palm Coast (“TGPC”) and Tuscan Gardens of Delray Beach (“TGDB”) do not benefit from this market presence to the same degree since TGPC was approximately halfway into its lease up activity when COVID emerged in March 2020, and TGDB had not commenced operations until September 2020. However, despite the above, TGPC had 89 residents as of June 30, 2023, representing a 68.6% or 89 unit occupancy levels, and continues to expand rapidly.

As of June 30, 2023, Palm Coast was, and remains, as a result of the devasting effects of COVID-19, in default of its Bond Financing due to insufficient free cash flow from operations and its resulting inability to pay semi-annual $1,801,250 payment comprised of $1,541,250 interest, and $260,000 principal payments that were due on that date, occupancy requirements, cash on hand requirements, and other performance requirements. It should be noted that the April 1, 2021 TGPC semi-annual payment obligations were previously, on an interest only basis to the holders of Series A and Series B bonds from reserve funds held by US Bank, as Master Trustee, and October 1, 2021 semi-annual interest payment obligations were paid to the holders of Series A bonds only on October 1, 2021, and amounts otherwise due to the holders of Series B, C, and D remain unpaid at this time.

The Master Trustee posted a notice on EMMA on October 1, 2021 outlining the details of all current defaults under the Palm Coast Bond Financing, including inter alia a) Failure of Liquidity Provider to Make Payment to the Liquidity Support Fund, b) Failures to Make Payments Due on Obligations No. 1 (Series A), No. 2 (Series B) and No. 3 (Series C), c) Failure to Make Payment of Interest and Principal on Series B Bonds, d) Failure to Make Payment of Interest and Principal on Series C Bonds, e) Failure to Make Payment of the Fees and Expenses of the Trustee, f) Failure to Restore the Debt Service Reserve Fund, g) Failure to Subordinate One-Half of Manager’s Fee, h) Failure to Meet Days Cash on Hand Requirement, and i) Failure to Meet Occupancy Requirement.

3

Since the foregoing potential liabilities arise from subsequent events occurring after the issuance of the December 31, 2020 audited financial statements for Tuscan Gardens of Palm Coast Properties, LLC and Tuscan Gardens of Palm Coast Management Company, LLC (collectively the “PC Obligors”) they are not included. Investors should note the following in their review of the PC Obligors December 31, 2022 audited financial statements:

1.	All unpaid interest has been accrued and reflected as current liabilities in each of the PC Obligors’ financial statements.

2.	The Master Trustee has demanded that the PC Obligors replenish the Liquidity Support Fund in an amount equal to $1,801,250.

3.	As the PC Obligors have no obligation to replenish Debt Service Reserve Funds or other reserves (other than the aforementioned potential liability to replenish the Liquidity Support Fund), no further liability has been reflected.

4.	As of February 2023, a foreclosure action has been filed against Tuscan Gardens Palm Coast, indicating a previous escalation of the matter heretofore disclosed during our last 1-SA filing. Investors should consider the possibility that the Master Trustee may pursue remedies including the full acceleration of amounts payable under the Bond Financing, and the possibility that such an acceleration, along with default interest to the greatest extent under law could result in a judgment in favor of the Master Trustee and an ensuing impairment, and potential 100% write-off of the Company’s investment in the PC Holdco.

Prospective investors are encouraged to read the more detailed disclosures as additional information published by the Obligated Group on EMMA regarding various operational and financial matters relative to the Palm Coast Bondholders (https://emma.msrb.org/IssueView/Details/ER380611). The terms of the Palm Coast Bond Financing provide the Master Trustee with various rights, including the ability to foreclose on and liquidate the property, of which the property has been indeed foreclosed on, but not yet liquidated.

Since the foregoing amounts due are obligations of the Palm Coast’s TG Holdco, not the Company, and the Company does not produce combined nor consolidated financial statements, they are not reflected in Company financial statements, but are reflected in TG Holdco Balance Sheets under Bond Payable. Management believes there is little prospect of refinancing prior to 2024, and until and unless completed investors should use current Palm Coast Bond Financing obligations for any determination of the PC Holdco’s ability to fund distributions to the Company under its preferred membership investment in the PC Holdco.

Tuscan Gardens of Delray Beach Bond Financing

Despite the challenges of opening during the impact of COVID, TGDB continues to fare well as evidenced by its current December 31, 2022 filing of financial statements, indicating a much increased net operating income (loss) of $59,699 for the month of June 2023. This same time last year TGBD had a net operating loss, and in May 2023 it had an net operating income of $13,368.00. As such, all discussions with TGDB bondholders and the Master Trustee have continued to remain constructive and oriented to the creation of a modified, more favorable capital structure whereunder the Delray Beach Bond Financing was refunded on December 22, 2021 with the issuance of approximately $52,750,000 of new bonds comprised of i) $42,925,000 SERIES A PALM BEACH COUNTY, FLORIDA SENIOR LIVING FACILITIES REVENUE REFUNDING BONDS (TUSCAN GARDENS OF DELRAY BEACH PROJECT) SERIES 2021A (TAX-EXEMPT), and ii) $9,825,000 SERIES B PALM BEACH COUNTY, FLORIDA SENIOR LIVING FACILITIES REVENUE REFUNDING BONDS (TUSCAN GARDENS OF DELRAY BEACH PROJECT).

The Series A and Series B refunding bonds have initial interest rates of 4.25% and 3.00% respectively.

As TGDB is still in its lease-up stage, it continues to rely upon the reserves that were established to pay debt service under the original Bond Financing.

4

TGDB presently maintains an 87.7% occupancy rate, or 114 units, which represents an increase of 21.5% from the 66.2% cited in the Company’s last 1-K filing. As a result, TGDB is in compliance with the terms of its Bond Offering. Under the Bond Financing, Under the terms of the Bond Financing, the majority of the Bondholders have the right, but not the obligation to request a plan of action from the Obligated Group, and/or the appointment of a consultant to review the DB Opco operations. At this time there is no indication of the majority of the Bondholders’ desire or intention to exercise either of its foregoing rights.

Prospective investors are encouraged to read the more detailed disclosures as additional information published by the Obligated Group on EMMA regarding various operational and financial matters relative to the Delray Beach Bondholders (https://emma.msrb.org/IssueView/Details/ES391373).

Valuation of the TG Holdcos for purposes of the Merger

The valuation for purposes of the Merger was determined based on an independent third-party appraiser, Oracle Healthcare Advisors (“OHC”) limited use valuation engagement for purposes of financial statement and audit reporting of the projects’ values for the December 2020 Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc”) purchase of preferred membership interests in the TG Holdco and subsequent merger with the Company.

The OHC valuation dated December 21, 2020 valuation concluded the following:

	Venetia Bay	Palm Coast	Delray Beach	Total
As is	31,400,000	31,100,000	32,500,000	95,000,000
Stabilized Year 6	41,495,644	44,500,247	51,096,656	137,092,547

After adjustment for amounts due under the Bond Financing (net of reserves held by the Master Trustee), the value of Preferred Membership Interests in the TG Holdcos were determined by the Company to remain as:

	Venetia Bay	Palm Coast	Delray Beach	Total
As is	31,400,000	31,100,000	32,500,000	95,000,000
Stabilized Year 6	41,495,644	44,500,247	51,096,656	137,092,547

Based on the Company’s discussions with the Company Auditor, the value of the Preferred Membership Interests was determined to be $9,991,000 based on the following considerations:

1.	Current “As is” valuations of $95,000,000 are a reflection of COVID-19 impact and undervalues the assets’ post-COVID future potential value.

2.	Stabilized Year 6 post-COVID real property valuations of $137,092,547 would provide the potential for $23,688,188 Special Dividend upon liquidation and a full recovery of the $19,803,430 initial invested capital.

3.	The valuation listed above is the same as disclosed in the Company’s Offering Circular, which was performed by an independent third-party appraiser, known as Oracle Healthcare Advisors (“OHC”), which performed the valuation on December 21, 2020.

4.	As the Bond Financing instruments are secured by real property, and were trading at 50-80 cents; 50% of initial investment preferred membership investment represented the maximum for any subordinate position(s) such as preferred investors which are not secured by the real property.

5.	The Company, the holders of preferred membership interests in the TG Holdcos, and Tuscan Gardens Intermediate Fund Inc. all concluded that a price of $9,991,000 (comprised of $4,691,000 for Venetia Bay, $3,126,000 for Palm Coast, and $2,174,000 for Delray Beach) which represented 50% of the $19,803,430 initial invested capital, plus the potential to participate in Special Dividends under the Company’s Preferred Shares based on net liquidation proceeds received represented a fair market value for the transaction.

6.	The OHC valuation and fair market value determinations were reviewed by the Company Auditor and disclosed in its unqualified audit opinion of the Company’s December 31, 2021 financial statements, and restated in this disclosure.

5

Cash Flows from the TG Opcos

The TG Opcos, as the wholly-owned subsidiaries of each of the TG Holdcos, represent the source of any potential operational free cash flow and primary source of any potential dividend by their respective TG Holdco parents to the Company. Investors should note that all TG Opcos are currently in lease-up status, recovering from the effects of the COVID-19 pandemic. As a result the aggregate net operating income from the three communities is, in aggregate approximating operational breakeven (i.e. generating no free cash flow) based on three month period ending December 31, 2022, the results of which are published on EMMA for Tuscan Gardens of Venetia Bay Management Company, LLC (“VB Opco”), Tuscan Gardens of Palm Coast Management Company, LLC (“PC Opco”), and Tuscan Gardens of Delray Beach Management Company, LLC (“DB Opco”), (collectively the “TG Opcos”).

Investors should note that separate financial statements have been provided for the TG Opcos and TG Propcos since they are joint and several Obligors under the senior debt (bond) financing. The Company believes separate, non-consolidated disclosure provides more meaningful and complete information to potential investors due to i) Bondholder requirements to provide separate, not consolidated statements under the various Bond Financings, ii) the ability to review Opco’s ability to generate free cash flow, and iii) the ability of Propco to generate proceeds from an eventual sale of the properties. Nonetheless investors are encouraged to review both the Propco and Opco statements in conjunction with each other to gain a fuller understanding of each Obligated Group’s financial condition and ability to generate free cash flow from Opco’s ongoing operations and/or Propco’s sale or refinancing of its property.

The following table is calculated in accordance with Generally Accepted Accounting Principles (“GAAP”) in terms of Revenue and Operating Expenses, and the non-GAAP measure of Net Operating Income (“NOI”), commonly used for income producing real estate, calculated as Revenue less Operating Expenses. Prospective Investors should note that NOI is a before-tax figure that excludes interest payments on loans, income taxes, depreciation, and amortization. When this metric is used in other industries, it is referred to as “EBITDA,” which under GAAP stands for “earnings before interest, taxes, depreciation and amortization.”

Prospective Investors should note that Net Income or Net Loss disclosures in the TG Holdcos and TG Opcos annual audited financial statements prepared in accordance with GAAP, reflect deductions for interest, taxes, depreciation, and amortization, which are non-operating expenses which are not reflected in NOI. As such, Net Income in accordance with GAAP is substantially less than NOI due to the adjustment to NOI based on the deduction of Interest, Taxes, Depreciation, and Amortization. Reconciliation of NOI to Net Income is summarized as follows:

Line Item	TG Holdco and TG Opco Annual Audited Financial Statements	NOI (Net Operating Income) non-GAAP	Difference
Revenue (A)	Included under both GAAP Net Income and NOI		None
Operating Expenses (B)	Includes depreciation and amortization	Does not include depreciation or amortization	Inclusion of Depreciation and Amortization under GAAP results in higher operating expenses than under NOI calculation
Result (A – B) = C	Income from Operations (NOI less depreciation and amortization)	NOI (Income from Operations plus depreciation and amortization)	Inclusion of Depreciation and Amortization under GAAP results in lower Income from Operations than under NOI calculation
Other Income (Expense) (D)	Includes Interest expense Excludes depreciation and amortization (treated as operating expenses)	Includes Interest expense Includes depreciation and amortization (treated as non-operating expenses)	Inclusion of Depreciation and Amortization under GAAP results in lower Other Income (Expense) than under NOI calculation
Net Income (Loss) before tax (C – D)	Same under GAAP and NOI calculations		None
Income Taxes	Disregarded under both methodologies since TG Holdcos and TG Opcos are disregarded entities for tax purposes.		None

6

The below table shows the combined monthly results for the three TG Opcos. Investors should note that, as outlined above, NOI/EBITDA does not account for interest payments on loans, income taxes, depreciation, and amortization, which, in aggregate reduce NOI/EBITDA and result in a lower Net Income (Loss) before tax. Investors are encouraged to consult with their accountant should they require a deeper understanding of the above-mentioned GAAP vs. non-GAAP accounting methodologies.

Month	Revenue	Month Change $	Month Change %	Operating Expenses	Net Operating Income	Month Change $	Month Change %
January 2023	1,916,806			1,821,579	95,227
February 2023	1,961,387	44,581	2.33%	1,715,040	246,347	151,120	158.69%
March 2023	1,941,789	(19,598)	-1.00%	1,827,523	114,265	(132,081)	-53.62%
April 2023	1,941,805	16	0.00%	1,771,395	170,410	56,145	49.14%
May 2023	1,979,212	37,407	1.93%	1,846,856	132,356	(38,054)	-22.33%
June 2023	1,960,020	(19,193)	-0.97%	1,841,683	118,337	(14,019)	-10.59%

6-Month Improvement		43,214	2.00%	(20,104)		23,110

Average	1,950,170	7,202	0%	(3,351)		3,852	20%

Based on ongoing discussions between the TG Holdcos and their respective bondholders and trustees, and the informal, yet de facto forbearance of TGVB and TGPC bondholders, Management believes that the bondholders are supportive of TG Holdco representations of its ability to meet its debt service obligations or refinance in 2024 as are pursuing that outcome as their most viable option for the restoration of distributions or principal repayment through refinancing.

The Company does not anticipate any distributions on the Company’s investment prior to 2024 at which time the TG Holdco management forecasts indicate they would have the ability to service each of the three TG Holdco’s debts and/or i) refinance the Bond Financing with lower cost debt, or ii) generate liquidity from the sale of one or all of the communities, providing free cash available for distribution to its members, which include the Company as their sole preferred member.

7

If, and to the extent the TG Holdcos were to declare and pay preferred distributions to the Company, it would be dependent on the TG Holdcos ability to service the obligations of their respective Bond Financing.

Investors should note that Tuscan Gardens Senior Living Communities, Inc. has an interest in each of the consolidated project level TG Holdcos, not individual project TG Propcos or TG Opcos, and that, as such, investors should consider the combined information for each project Propco and Opco net of any project level related party transactions that would eliminate in consolidation (i.e. income earned or rental expense incurred) as a result of the lease between a given project’s Propco and Opco.

INVESTORS SHOULD NOTE THAT NO DISTRIBUTIONS ARE EXPECTED FROM THE TGHOLDOS PRIOR TO 2024, AND THE POTENTIAL FOR DISTRIBUTIONS IS IF, AND TO THE EXTENT THE TG HOLDCOS WERE TO DECLARE AND PAY PREFERRED DISTRIBUTIONS. SINCE THE COMPANY HAS NO CONTROL OVER THE TGHOLDCOS, INVESTORS SHOULD NOTE THAT THE COMPANY HAS NO CONTROL OVER THE DECLARATION OR PAYMENT OF DISTRIBUTIONS BY THE TGHOLDCOS.

Relationship between the Company and TG Holdcos

As stated above, our key goal is to generate income from the TG Holdco properties once and as they are able to achieve their 2024 objectives. Notwithstanding the foregoing, the Use of Proceeds of this Offering is not intended to provide financial support, nor advance funds to TG Holdco’s to use for debt service or activities associated with refinancing, selling or otherwise monetizing the TG Holdco properties, including Venetia Bay and Palm Coast that are in default.

Additionally, as disclosed in the RISK FACTORS section of this Offering, the Advisor, Sponsor, Manager and other affiliated entities divide their time among the TG Holdco properties and the Company, averaging approximately 20% of their respective time to the Company, and 20% each to the three TG Holdco’s (i.e. Venetia Bay, Palm Coast, and Delray Beach), and 20% to Tuscan Gardens Management Corporation general matters.

TG Holdco Public Filings on EMMA

Monthly unaudited financial statements, annual audited financial statements, and compliance disclosures for the TG Holdcos are available on the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) Website for Venetia Bay (https://emma.msrb.org/IssueView/Details/EA357818), Palm Coast (https://emma.msrb.org/IssueView/Details/ER380611), and Delray Beach (https://emma.msrb.org/IssueView/Details/ES391373), respectively. Investors should note that information contained in linked material is not intended to be part of the Offering circular, yet the Company believes that i) all information material to investors has been included in this Offering Circular, and ii) that while linked material is not considered part of the Offering, the Issuer, to the best of its knowledge believes that they are accurate and complete in all material respects.

TG Holdco December 31, 2021 Audited Financial Statements Included in Addition to June 30, 2023 Semiannual Unaudited Financial Statements

For purposes of providing a greater understanding of the TG Holcos’ financial position, the Company has included by way of reference the audited December 31, 2021 and 2020 Holdco financial statements filed with the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) links for Tuscan Gardens of Venetia Bay, LLC (https://emma.msrb.org/IssueView/Details/EA357818), https://emma.msrb.org/P31421481-P31105243-P31515598.pdf), Tuscan Gardens of Palm Coast, LLC (https://emma.msrb.org/IssueView/Details/ER380612), and Tuscan Gardens of Delray Beach, LLC (https://emma.msrb.org/IssueView/Details/P2413038). Investors should note that information contained in linked material is not intended to be part of the Offering circular, yet the Company believes that i) all information material to investors has been included in this Offering Circular, and ii) that while linked material is not considered part of the Offering, the Issuer, to the best of its knowledge believes that they are accurate and complete in all material respects.

8

The Company has no employees that receive compensation.

As the Company has insufficient liquidity and capital reserves for its investment strategy and growth plans, it will rely entirely on the proceeds from this Offering for the necessary liquidity and capital reserves.

ITEM 2: OTHER INFORMATION

None.

9

ITEM 3.   FINANCIAL STATEMENTS

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

SemiAnnual Financial Statements

December 31, 2022 and June 30, 2023

10

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

F-1

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

ASSETS
	JUNE 30, 2023	DECEMBER 31, 2022

CURRENT ASSETS
Cash	34,305.00	46,479.00

CAPITALIZED EQUITY ISSUANCE COSTS (NOTE 4)	345,594.00	345,594.00
PREFERRED STOCK INTEREST (NOTE 3)	9,991,000.00	9,991,000.00

TOTAL ASSETS	10,370,899.00	10,383,073.00

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	339,166.00	339,097.00
Due to related party	58,796.00	45,788.00

TOTAL LIABILITIES	397,962.00	384,885.00

EQUITY
Common shares ($1 par value) -
80,000 shares authorized, issued and outstanding	80,000.00	80,000.00
Class A non-voting preferred shares ($1,000 par value) -
75,000 authorized, 9,991 issued and outstanding	9,991,000.00	9,991,000.00
Accumulated Deficit	(98,063.00)	(72,812.00)

TOTAL EQUITY	9,972,937.00	9,998,188.00

TOTAL LIABILITIES AND EQUITY	10,370,899.00	10,383,073.00

See accompanying notes to financial statements.

F-2

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2022 AND JUNE 30, 2023

	JUNE 30, 2023	DECEMBER 31, 2022
REVENUE

Revenues	-	-

OPERATING EXPENSES
Marketing Expense	12,174.00	33,311.00
Legal Expenses	69.00	-
Investor Relations Expense	13,008.00	39,291.00

NET LOSS	25,251.00	72,602.00

EQUITY, BEGINNING OF YEAR	9,998,188.00	10,070,790.00

Issuance of Class A non-voting preferred shares	-	-

EQUITY, END OF YEAR	9,972,937.00	9,998,188.00

See accompanying notes to financial statements.

F-3

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2022 AND JUNE 30, 2023

	JUNE 30, 2023	DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(25,251)	(72,602)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Accounts payable	69	-
Due to related party	13,008	39,291

NET CASH PROVIDED BY OPERATING ACTIVITIES	(12,174)	(33,311)

CASH FLOWS FROM FINANCING ACTIVITIES
Capitalized issuance costs	-	-
		30,000

DECREASE IN CASH	(12,174)	(3,311)

CASH, BEGINNING OF YEAR	46,479	49,790

CASH, END OF YEAR	34,305	46,479

See accompanying notes to financial statements.

F-4

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2022 AND JUNE 30, 2023

NOTE 1 – DESCRIPTION OF BUSINESS

Tuscan Gardens Senior Living Communities, Inc. (the “Company”) was organized on July 20, 2018 and is a Florida corporation. The Company was formed to invest in wholly-owned subsidiaries that develop (“Development Projects”), acquire (“Acquisition Projects”), or convert other real estate properties including hotels (“Conversion Projects”) into senior living rental communities ranging from $15,000,000 to $100,000,000 per community. The Communities will consist of independent living, assisted living and/or memory care facilities. The Company’s primary focus for purposes of Development Projects will be in southeastern markets, and for purposes of Acquisition Projects and Conversion Projects will be in United States markets, that it considers to have favorable risk-return characteristics. The Company, operating through wholly-owned special purpose entities (“SPE”) as real estate owner-operators, intends to create, operate and hold a portfolio of Company Properties on a long-term basis, with the goal to sell each property after approximately seven year, and ultimately dispose of them to generate revenue for the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of June 30, 2023 and December 31, 2022, there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10 (Accounting for Uncertainty in Income Taxes), which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

The FASB ASC Topic "Financial Instruments" clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

F-5

NOTE 3 – EQUITY AND FUTURE EQUITY

The Company currently has two authorized share classes: common voting shares with $1 par value per share (“Common Shares”) and Class A non-voting preferred shares with $1,000 par value per share (“Preferred Shares”). On August 10, 2018, the Company established an equity basis through this issuance of 50,000 shares of $1 par value Common Shares.

The Company has made an initial offering (“Offering”) on a “best efforts” basis to raise capital using its Class A non-voting preferred shares. The Company seeks to raise $50,000,000 from the Offering of Preferred Shares. The Company will seek to pursue Development Projects, Acquisition Projects, and Conversion Projects that have the potential to provide an ongoing income to investors in the Preferred Shares, paid or accrued monthly based on an 8.0% cumulative, non-compounded annual return on $1,000 par value (“Preferred Dividend”), plus potential capital appreciation through additional dividends (“Special Dividends”) based on fifty (50%) percent participation in the net proceeds generated by the Company from the disposition of Company Properties. However, as the Offering is a blind pool and the Company has no track record, there can be no guarantee that such returns can or will be achieved.

The Preferred Shares have no public market and will not be listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. As the information statement was qualified by the SEC on November 25, 2021, the Company has begun to solicit sales of the Preferred Shares. The Offering period may be extended, or the Offering terminated at any time by the Company in its sole discretion. The Preferred Shares are being offered pursuant to Regulation A under the Securities Act of 1933, as amended, for Tier 2 offerings. The Preferred Shares will be issued only to purchasers who satisfy the requirements set forth in Regulation A. Funds from the Offering will be made available to the Company once the Offering raises a minimum of $2,000,000 excluding sales to Company affiliates (“Minimum Offering Amount”). There are no provisions for the return of funds once the Minimum Offering Amount is sold.

F-6

ITEM 4. EXHIBITS

Exhibit No.		Exhibit Description
Exhibit 1*	–	Managing Broker Dealer Agreement
Exhibit 2*	–	Articles of Incorporation and By Laws
Exhibit 4*	–	Form of Subscription Agreement
Exhibit 6A(i)*	–	Advisory Agreement
Exhibit 6A(ii)*	–	Asset Management Agreement
Exhibit 8*	–	Form of Escrow Agreement

* Previously filed

** Filed herewith

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TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

By:	/s/ LAURENCE J. PINO, ESQ.
Laurence J. Pino, Esq.
Chief Executive Officer

Date: September 25, 2023

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